May 22, 2008

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, UT 84111

Re: Zions Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 001-12307

Dear Mr. Arnold:

We have reviewed your filing and have the following comments. Where our comments call for disclosure, we think you should revise your documents in response to these comments in future filings beginning with your Form 10-Q for the quarterly period ended June 30, 2008. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007
Management's Discussion and Analysis
Balance Sheet Analysis – Loan Portfolio, page 81

1. We note that you have large concentrations of commercial real estate loans in your loan portfolio. Given this concentration, the increased risks associated with this type of lending and the well publicized deterioration and stresses in the commercial real estate market in certain states (including California, Arizona and Nevada); please revise your future filings to provide detailed disclosure regarding your risk management practices with respect to commercial real estate lending. Your disclosures should address, but not be limited to the following:

- Describe the significant terms of each type of commercial real estate loan product offered, including underwriting standards used for each product (e.g. maximum loan-to-value ratios, minimum covenant requirements, etc.);

- Discuss maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

- Explain how often you obtain updated appraisals and covenant information;

- Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

- Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

- Disclose trends related to commercial real estate loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

2. We refer to your disclosure in Schedule 35 on page 91 concerning your commercial real estate portfolio by property type and collateral location. In light of the significant deterioration in the commercial real estate markets in certain geographical areas, including California, Arizona and Nevada, please revise future filings to disclose your credit quality indicators (e.g. average loan-to-value, historical delinquency rates, charge-offs, nonperforming, accruing past due 90 days) by geographic region (state or locality) and product type (commercial term, residential construction and commercial construction).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact David Irving at (202) 551-3321 or me at (202) 551-3872 with any other questions.

Sincerely,

Hugh West
Accounting Branch Chief